UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-69854

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2023__ AND ENDING __12/31/2023__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Vigilant Distributors, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__Gateway Corporate Center, Suite 216, 223 Wilmington West Chester Pike__
                                    (No. and Street)

__Chadds Ford__   __Pennsylvania__   __19317__
     (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Patrick Chism__   __(484) 840-3711__   __patrick@vigilantdistributors.com__
   (Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Sanville & Company__
                    (Name – if individual, state last, first, and middle name)

__2617 Huntingdon Pike__   __Huntingdon Valley PA__   __19006__
   (Address)   (City)   (State)   (Zip Code)

__September 18, 2003__   __169__
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Patric kChism, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Vigilant Distributors, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
CADEN DRAKE MCERLEAN - Notary Public
Delaware County
My Commission Expires August 11, 2027
Commission Number 1435933

Signature: [signature]

Title: CEO

[signature: Caden Drake McErlean]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Vigilant Distributors, LLC
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2023

Vigilant Distributors, LLC
Table of Contents
December 31, 2023

_____



Sanville & Company LLC
Philadelphia | New York | Dallas

2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and
Those Charged With Governance of
Vigilant Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vigilant Distributors, LLC (the "Company") as of December 31, 2023, the related statements of operations, changes in partners' capital, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in the Schedule I Computation of Net Capital Under SEC Rule 15c3-1, Schedule II Computation of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2017
Huntingdon Valley, Pennsylvania
February 25, 2024

3

Vigilant Distributors, LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash and cash equivalents	$	898,512
Prepaid expenses and other assets		90,557
Accounts receivable		73,870
Total assets	$	1,062,939

Liabilities and Member's Equity

Liabilities

Deferred income	$	46,167
Due to affiliate		74,511
Accounts payable and accrued expenses		33,934
Commissions and fees payable		132,737
Total liabilities	$	287,349

Member's Equity 775,590

Total liabilities and member's equity	$	1,062,939

The accompanying notes are an integral part of this financial statement.

---

1.   **Organization**

Vigilant Distributors, LLC (the "Company"), formerly known as Herald Investment Marketing, LLC, is a Pennsylvania limited liability company that is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company was approved by FINRA to operate as a registered broker dealer on May 15, 2017. The Company is wholly owned by Chadds Ford Investment Management, LLC. It has agreed to operate as a limited purpose broker dealer which will act as a principal underwriter for investment companies and exchange traded funds. The Company is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities and changes in interest rates, which have an impact on the Company's liquidity.

2.   **Summary of Significant Accounting Policies**

The following are the significant accounting policies followed by the Company:

Revenue – Under ASC 606, mutual fund commissions, service fees and distribution fees are recognized when earned and the performance obligation has been satisfied.

Income taxes – The Company is a single member limited liability company and is considered to be a disregarded entity as defined in the Internal Revenue Code. Under this provision, the taxable income or loss is taxed directly to the member. Accordingly, the Company records no provision for federal income taxes. The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of December 31, 2023, the Company did not have liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2017.

Use of estimates – The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Cash – At times during the year, the Company's cash accounts which are held at one bank, exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

Subsequent events - Management has evaluated the impact of all subsequent events through February 25, 2024 the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3.   **Concentration of Credit Risk**

The Company is engaged in brokerage and distribution activities in which counterparties are primarily mutual fund companies. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial product. Under ASC 326, the Company has evaluated the creditworthiness of client counterparties and issuers of financial products and determined that credit risk is minimal, hence, no allowance for credit losses was established for the year ended December 31, 2023.

4. **Net Capital Requirements**

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2023 the Company had net capital of $611,163 which was $586,163 in excess of its required net capital of $25,000. The Company's net capital ratio was 0.47 to 1.

5. **Transactions with Affiliates**

The Company has an Expense Sharing Agreement (the "Agreement") with an affiliated company, Vigilant Compliance, LLC, that will pay all of the operating expenses of the Company with the exception of certain expenses that are directly related to the Company. Under the agreement the affiliate will allocate a portion of employee compensation, rent, and operating expenses to the Company. The affiliate will waive its charges at its discretion to allow the Company to sufficiently maintain its Net Capital. At December 31, 2023, the Company owed the affiliate $74,511.